

May 5, 2011

<u>Via U.S. Mail and Facsimile 419.247.2826</u>

Scott A. Estes
Chief Financial Officer
Health Care REIT, Inc.
4500 Dorr Street
Toledo, OH 43615

> **Re:** **Health Care REIT, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-8923**

Dear Mr. Estes:

We have reviewed your response dated April 13, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources</u>

<u>Contractual Obligations, page 57</u>

1.   We note your response to prior comment seven. In future periodic filings, please disclose within your contractual obligations table your portion of certain joint ventures' non-recourse debt.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Real property Acquisitions and Development

Strategic Medical Office Partnership, page 87

2. We have read your response to comment number 10. Please tell us more information regarding the goodwill you recorded as part of this transaction. Specifically, please tell us whether the amount of goodwill can be attributable to your ability to access health systems and development and property management resources. In addition, please tell us whether how you will assess impairment and whether you will assess the value of the enterprise based upon the original 17 medical office properties acquired or any future acquisitions to be made.

    You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief